Cooper-Standard Automotive Inc.

39550 Orchard Hill Place Drive

Novi, Michigan 48375

(248) 596-5900

January 4, 2011

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

Re:	Cooper-Standard Automotive Inc. Registration Statement on Form S-4
File No. 333-171032

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cooper-Standard Automotive Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 8, 2010 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on January 6, 2011, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COOPER-STANDARD AUTOMOTIVE INC.

By:	/s/ Timothy W. Hefferon
Name: Timothy W. Hefferon
Title: Vice President, General Counsel and Secretary